
SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C. 184 SECTION


03025263

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002, or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission File Number 1-5426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas Industries Inc.
Retirement Savings and Investment Plan
4360 Brownsboro Road Suite 300
Louisville, KY 40207

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas Industries Inc.
4360 Brownsboro Road Suite 300
Louisville, KY 40207


PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Financial Statements and Exhibits

(A) Financial Statements:

Thomas Industries Inc. Retirement Savings and Investment Plan
Report of Independent Auditors
Financial Statements Prepared in Accordance
with the Financial Reporting Requirements of ERISA
Notes to Financial Statements
Schedules to Financial Statements

(B) Exhibits:

Consent of Carpenter, Mountjoy & Bressler
Certifications pursuant to 18 U.S.C. Section 1350, as adopted
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002,
filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thomas Industries Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND
INVESTMENT PLAN

By: 
Ronald D. Wiseman, Treasurer

Dated: June 26, 2003

Financial Statements

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

December 31, 2002 and 2001

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

December 31, 2002 and 2001

Carpenter, Mountjoy & Bressler
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

The Plan Administrator
Thomas Industries Inc.
Retirement Savings and Investment Plan
Louisville, Kentucky

We have audited the accompanying statements of net assets available for plan benefits of the Thomas Industries Inc. Retirement Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carpenter Mountjoy & Bressler, PSC

Louisville, Kentucky
May 20, 2003

Carpenter, Mountjoy & Bressler, PSC
Offices in Louisville, Lexington, Covington and Frankfort
2300 Waterfront Plaza
325 West Main Street
Louisville, Kentucky 40202-4244

502-992-2700 ∘ Fax 502-568-5626
mail@cmbcpa.com
www.cmbcpa.com

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31	
	2002	2001
Investments, at Fair Value	$ 9,669,410	$ 9,758,079
Contribution receivables:		
Employer	82,868	73,030
Participants'	74,807	67,883
	157,675	140,913
Net Assets Available for Benefits	$ 9,827,085	$ 9,898,992

See accompanying independent auditor's report
and notes to financial statements

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2002

Additions to Net Assets Attributed to:	
Interest and dividends	$ 178,929
Contributions:	
Employer	339,729
Participants'	1,050,429
	1,390,158
Total additions	1,569,087
Deductions from Net Assets Attributed to:	
Net depreciation in fair value of investments	1,440,822
Benefits paid to participants	200,172
Total deductions	1,640,994
Net decrease	(71,907)
Net Assets Available for Plan Benefits:	
Beginning of year	9,898,992
End of year	$ 9,827,085

See accompanying independent auditor's report
and notes to financial statements

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Thomas Industries Inc. Retirement Savings and Investment Plan (the Plan) are prepared on the accrual basis of accounting.

Investments: Investments held by the Plan are stated at fair value. Securities are valued at the last reported sales price on the last business day of the plan year. The mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a contributory plan which covers substantially all salaried and clerical employees of Thomas Industries Inc. (the Company or Thomas) whose compensation is not determined by collective bargaining. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan is funded through employee and employer contributions.

Participants may elect to contribute from a portion of their compensation up to a maximum as prescribed by the Internal Revenue Code, for any calendar year. The rate of withholding can be changed upon fifteen days notice to the Company. Contributions made by participants are intended to qualify as cash or deferred arrangements under Section 401(k) of the Internal Revenue Code.

The Company makes matching contributions equal to 50% of each participant's contributions (applicable to employee contributions up to 6% of the participant's compensation after the completion of one year of service by the employee). The Company also may contribute to the Plan an amount to be determined annually at the discretion of the Company.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of Company contributions, forfeited Company contributions of nonvested terminated participants, and Plan earnings. Allocations of the Company's contributions are based on the participant's contributions, while allocations of earnings are based on account balances. Forfeited Company contributions of terminated nonvested participants are used to reduce future Company contributions. Forfeitures for 2002 were $3,186. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Continued

NOTE B--DESCRIPTION OF PLAN--CONTINUED

Vesting: All participants are fully vested in employee contributions and related earnings. Employer matched contributions plus actual earnings thereon become fully vested after six years of service (20% after two years, 40% after three years, and an additional 20% for each additional year).

Investment Options: The Plan's investments are held by Vanguard Fiduciary Trust Company (the Trustee). Upon enrollment in the Plan, a participant may direct contributions in 5% increments into seven Vanguard mutual funds and the Thomas Industries Common Stock Fund, which holds shares of the Company's common stock. Participants may change their investment options at any time without charge.

Withdrawals: Hardship withdrawals are permitted upon meeting certain requirements. Participant accounts will be paid out in a lump sum upon death, total and permanent disability, or termination of employment. Retirees may elect to receive distribution in a lump sum at retirement or after retirement but not later than age 70 ½.

Administrative Expenses: Administrative expenses are paid by the employer.

Plan Termination: Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of the termination of the Plan, the net assets of the Plan will be distributed to participants in the amount of the participants' account balances valued as of the termination date.

NOTE C--INVESTMENTS

The fair value of individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 are as follows:

	December 31	
	2002	2001
Thomas Industries Common Stock	$ 1,669,925	$ 1,528,224
Mutual funds:		
Vanguard Index 500 Fund	2,941,255	3,459,444
Vanguard Small-Cap Index Fund	1,516,611	1,695,261
Vanguard Treasury Money Market Fund	918,105	817,870
Vanguard Wellington Fund	1,925,547	1,720,116

During 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Thomas Industries Common Stock	$ 64,647
Mutual funds	(1,505,469)
	$(1,440,822)

NOTE D--RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Plan purchased, sold and received dividends from Thomas Industries Common Stock as follows:

Cost of purchases	$ 136,678
Proceeds of sales	80,745
Dividends	21,121

NOTE E--INCOME TAX STATUS

The Internal Revenue Service ruled on January 22, 1997, that the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the issuance of the determination letter, the Plan was amended and restated. The plan administrator has filed an application with the Internal Revenue Service for a determination letter that the Plan continues to be qualified. The plan administrator believes the Plan, as amended and restated is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTARY SCHEDULE

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

EIN: 61-0505332
Plan: 030

Note: The assets held for investment listing on the following page is an excerpt from the 2002 Trustee Statement provided by the Plan Trustee.

THOMAS INDUSTRIES INC. RETIREMENT SAVINGS & INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes
As of December 31, 2002

Thomas Industries Inc. Retirement Savings & Investment Plan, EIN 61-0505332

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Vanguard 500 Index Inv	Registered Investment Company	$ 3,513,799.37	$ 2,941,254.88
*	Vanguard Balanced Ix Inv	Registered Investment Company	194,586.42	165,932.27
*	Vanguard Int'l Growth Fund	Registered Investment Company	385,265.09	273,615.24
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	1,967,849.59	1,516,611.38
*	Vanguard Total Bond Mkt Index	Registered Investment Company	251,826.04	258,419.28
*	Vanguard Treas Money Mkt	Registered Investment Company	918,104.93	918,104.93
*	Vanguard Wellington Inv	Registered Investment Company	2,159,296.28	1,925,547.10
*	Thomas Industries Stk	Company Stock Fund	1,146,686.35	1,669,924.66
	Total assets held for investment purposes		$ 10,537,414.07	$ 9,669,409.74

* Party in Interest

Carpenter,
Mountjoy & Bressler
Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51653 and No. 333-92757) pertaining to the Thomas Industries Inc. Retirement Savings and Investment Plan of our report dated May 20, 2003, with respect to the financial statements and supplementary schedule of the Thomas Industries Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Carpenter, Mountjoy & Bressler, PSC

June 23, 2003

Carpenter, Mountjoy & Bressler, PSC
Offices in Louisville, Lexington, Covington and Frankfort
2300 Waterfront Plaza
325 West Main Street
Louisville, Kentucky 40202-4244

502-992-2700 ∘ Fax 502-568-5626
mail@cmbcpa.com
www.cmbcpa.com

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Thomas Industries Inc. Retirement Savings and Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Financial Officer of Thomas Industries Inc. (the "Company") and Chairman of the Company's Retirement Plan Administrative Committee does hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge, 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Plan as of and for the periods covered in the Report.



Phillip J. Stuecker, Chief Financial Officer
Thomas Industries Inc.
Chairman, Retirement Plan Administrative Committee

June 25, 2003

This certification accompanies the Report, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan or the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Thomas Industries Inc. Retirement Savings and Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of Thomas Industries Inc. (the "Company") and Member of the Company's Retirement Plan Administrative Committee does hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge, 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Plan as of and for the periods covered in the Report.



Timothy C. Brown, Chief Executive Officer
Thomas Industries Inc.
Member, Retirement Plan Administrative Committee

June 25, 2003

This certification accompanies the Report, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan or the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.